November 24, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C.  20549
Attn:  Ernest Greene

RE:	Wuhan General Group (China), Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Periods Ended March 31, 2010 and
June 30, 2010
File No. 1-34125

Dear Mr. Greene:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 28, 2010 (the “Comment Letter”) with respect to the above-referenced Form 10-K and Forms 10-Q filed by Wuhan General Group (China), Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company, and to the extent applicable, its operating subsidiaries Wuhan Blower Co., Ltd. (“Wuhan Blower”), Wuhan Generating Equipment Co., Ltd. (“Wuhan Generating”) and Wuhan Sungreen Environment Protection Equipment Co., Ltd. (“Wuhan Sungreen”).

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

In response to the applicable comments below, the Company plans to file an amendment to its Form 10-K for the fiscal year ended December 31, 2009 (the “10-K/A”).  Details of our proposed disclosures for the 10-K/A are provided below.  Where a comment requests additional disclosures or other revisions to be made to any other future filings, we will make such disclosures and revisions as applicable.

ATLANTA    CHICAGO    HONG KONG    LONDON    NEW YORK    NEWARK    NORFOLK   ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

November 24, 2010

Statements of Cash Flows, page F-8

10.  Construction in Progress, page F-22

2.	We have read your response to comment two from our letter dated August 30, 2010. Please address the following:

•
You indicated that you entered into multiple party agreements with third party vendors and Hubei Gongchuang Real Estate Co.  Please disclose the third party vendors and the amounts that were considered as consideration for the purchase of the Sukong assets.  Correspondingly in entries 2 and 3 of Exhibit A, please identify the specific vendor that each of the accounts payable and receivable amounts relate to;

•	Exhibit A indicates that the Sukong assets were purchased for RMB 168 million or $24.5 million. Please reconcile this amount to the $20.1 million identified as the purchase price of the Sukong assets;
•
In entry 2 in Exhibit A, you show a credit to other account payable of RMB 20 million.  Please tell us what this amount represents.  Please also help us understand why you would be crediting this amount to other account payable and correspondingly debiting this same amount to Hubei-Gongchuang – other account payable;

•
In entry 3 in Exhibit A, please tell us the facts and circumstances surrounding this accounting entry.  Please tell us why you are debiting Wuhan Sungreen Equipment – account payable and how this account relates to the purchase of the Sukong assets;

•
We continue to have difficulty understanding how you arrived at the purchase amount of these assets.  You state that your determination of the purchase amount was based on the valuation provided by an independent, third party appraisal firm.  Exhibit B indicates that the fair market value of the appraised assets was RMB 111.6 million.  However, you recorded the Sukong assets at RMB 168 million.  Please help us reconcile the difference between the amounts recorded and the appraised value; and

•
Entry 2 in Exhibit A indicates that you settled RMB 100.3 million of accounts payable and receivable balances related to multiple parties in exchange for the acquisition of Sukong assets.  Please tell us how you accounted for the difference between the RMB 168 million of assets acquired and the RMB 100.3 million given that you state no gain or loss resulted from this transaction.

November 24, 2010

In response to the comment above, the Company has revised the attached Exhibit A to include the requested information on third party vendors.  In addition, in its response letter to the Commission, dated October 15, 2010, the Company inadvertently described entry 2 in Exhibit A as “other account payable” instead of “other account receivable.”  Exhibit A has been updated accordingly.

The Sukong assets were purchased in December 2008 as an investment in the Company’s newest business segment involving blower parts and machinery equipment, which is operated by Wuhan Sungreen.  The total amount of RMB 168.0 million set forth on Exhibit A includes the purchase price of the Sukong assets and the additional construction costs to prepare the assets for their intended use by Wuhan Sungreen.  The valuation provided by the independent, third party appraisal firm valued the Sukong assets at approximately RMB 111.6 million.  The difference in the valuation and the amount set forth on Exhibit A is due to the fact that the valuation did not include the cost to construct the power supply, sewage system, roadways and landscaping and other infrastructure integral to the use of these assets by Wuhan Sungreen.  In addition, the valuation provided by the appraisal firm did not include approximately RMB 39.2 million in equipment and buildings that were planned to be enhanced or improved in connection with the Sukong assets by Wuhan Sungreen within the first year of operation.  For your reference, these additional costs are itemized on Exhibit B.  The $20.1 million figure did not include all of these additional assets and construction projects.  The independent appraisal firm concluded that once the entire construction of these additional projects is completed, the purchase price should be considered fair.

Prior to Wuhan Blower’s acquisition of Wuhan Sungreen in December 2008, Wuhan Sungreen owed money to two vendors, Xin Yu Steel and Mao Ming Heat Power Plant.  Entry 3 in Exhibit A reflects these two amounts.  Wuhan Blower settled the debts owed by Wuhan Sungreen to these two vendors as part of the consideration Wuhan Blower paid for the purchase of Wuhan Sungreen.  Wuhan Blower was able to settle this amount because these exact same vendors were customers of Wuhan Blower.  Therefore, Wuhan Blower extinguished balances of RMB 10 million and RMB 20 million in exchange for the extinguishment of the same debt owed by Wuhan Sungreen.

With respect to the use of the RMB 100.3 million in accounts payable and receivable balances of multiple parties to settle the amount owed for the Sukong assets, this amount was used as a partial settlement of the purchase price of the Sukong assets.  The Company still owes approximately $5.4 million in connection with the acquisition and development of the Sukong assets.

Form 10-Q for the Fiscal Period Ended June 30, 2010

Statements of Cash Flows, page 7

3.
We have read your response to comment three from our letter dated August 30, 2010.  Your response indicates that you revised your statements of cash flows to reflect the purchase of inventory in cash flows from operating activities rather than in cash flows from investing activities.  It appears that you also revised your balance sheet to reflect these assets in inventory rather than in construction in progress.  Please help us understand how you determined these revisions do not represent corrections of an error and correspondingly did not require you to treat it as corrections of an error for disclosure purposes.  Please tell us what consideration you gave to the following:

November 24, 2010

•	Including a prominent restatement footnote in the financial statements that describes the restatement of statements of cash flows;
•	Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7;
•	Filing an Item 4.02 Form 8-K; and
•	Labeling the appropriate columns on your financial statements as restated.

Please also tell us when you discovered this revision needed to be made as well as the specific periods which were revised on your balance sheets and statements of cash flows.  If you determined that these revisions were not material, please provide us with your materiality assessment pursuant to SAB Topic 1:M and l:N.

The Company has considered the comments raised by the Commission and based on its review of the materiality of the items, the Company believes that a restatement of its statements of cash flows is appropriate and that such restatement should be represented as a correction of error.  Consequently, the Company provided the disclosure attached as Exhibit C in its Quarterly Report on Form 10-Q for the period ended September 30, 2010.  The appropriate columns in the financial statements are labeled as “restated” and there is a prominent restatement footnote in the financial statements that describes the restatement of statements of cash flow.  The Company believes that its restatement as a correction of error complies with the guidance provided by FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7.  The Company notes that, since the correction of error did not have any impact on earnings, the restatement does not have a per share effect or any cumulative effect.

The Company plans to file a Current Report on Form 8-K to disclose this restatement and correction of error once the Commission completes its current review process.  At that time, the Company also plans to file the 10-K/A to include the disclosure in the form set forth in Exhibit C.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

General

4.
We have read your response to comment five from our letter dated August 30, 2010.  It is still not clear how you determined that the reclassification of all long-term debt related to the Standard Charter loan to short-term was not a correction of an error as of December 31, 2009 and March 31, 2010 and correspondingly did not require you to treat it as a correction of an error for disclosure purposes.  Please tell us what consideration you gave to the following:

November 24, 2010

•	Including an explanatory paragraph in the audit opinion that references the restatement;
•	Including a prominent restatement footnote in the financial statements that describes the restatement of your balance sheet;
•	Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7;
•	Filing an Item 4.02 Form 8-K; and
•	Labeling the appropriate columns on your financial statements as restated.

If you determined that the reclassification was not material, please provide us with your materiality analysis pursuant to SAB Topic 1:M and 1:N which supports your conclusion.

The Company continues to believe that the reclassification of its long-term debt related to the Standard Chartered loan to short-term was not a correction of an error as of December 31, 2009 and March 31, 2010 based on the sequence of events that occurred in connection with this loan.  A time line of such events is provided as follows:

•	November 2009 – Execution of Loan Agreement with Standard Chartered

•	December 2009 – Release of loan amount of RMB 25.0 million

•	December 2009 – Release of loan amount of RMB 23.5 million

•	December 2009 – Release of loan amount of RMB 20.0 million

•	January 2010 – Release of loan amount of RMB 50.0 million

•	January 2010 – Release of loan amount of RMB 29.1 million

•	January 2010 – Release of loan amount of RMB 10.0 million

•
May 2010 – Receipt of letter from Standard Chartered stating that the Company was not in compliance with the financial covenants under the loan but that Standard Chartered was not planning to accelerate payment on the loan facilities.

•	July 2010 – Repayment of debt in full to Standard Chartered and termination of loan facility.

The Company does not believe that it was erroneous in its initial recognition of the loan as a long-term debt, since at such time, the Company reasonably believed that it would be able to satisfy the financial covenants under the loan on or before December 31, 2010.  The Company notes that as of March 31, 2010, the Company’s days account receivable ratio had improved to 182 from 209 at December 31, 2009.  Moreover, the Company’s improving financial position allowed the Company to repay its debt with Standard Chartered in full in July 2010.

Given that the Company had already agreed to file the 10-K/A and in light of the Commission’s comment, the Company decided to reclassify this debt from long-term to short-term as of December 31, 2009.  The Company believes that this reclassification also will allow readers to compare this information to subsequent periods where this debt had been reclassified.  The Company plans to include a prominent explanatory paragraph in the 10-K/A.

November 24, 2010

The Company believes that this reclassification will improve readers’ understanding of the Company’s debt, particularly in view of subsequent events.  Nonetheless, the Company does not believe that the reclassification is a correction of error because the classification was proper at the time the financial statements were issued.  The Company does not intend to file a Current Report on Form 8-K to disclose this reclassification of debt since it does not view it as being a correction of error.

*  *  *  *  *

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Henry Rothman at (212) 704-6179.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Philip Lo
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

Juliet Sy, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP

Exhibit A

		DB RMB	CR RMB	DB USD	CR USD	6.8542
1	Land use right
	Buildings - Factory
	Buildings - New office building in construction
	Equipment	168,000,000		24,510,519
	Raw materials
	Buildings - power supply & sewage
	Buildings - Hubei Gongchuang - other account payable		168,000,000		24,510,519
		168,000,000	168,000,000	24,510,519	24,510,519
	Acquisition of “Sukong assets” in form of Land use right, Buildings, and Construction in progress which are owned by Hubei Gongchuang.

2 A)	Hubei Gongchuang - other account payable	100,260,210		14,627,558
B)	Xin Chang Jiang - other account receivable		20,000,000		2,917,919
C)	Hua De Environment - other account receivable		3,000,000		437,688
D)	Xin Xing Shi - other account receivable		13,700,000		1,998,774
E)	Su Kong Bo Wai - other account receivable		8,918,620		1,301,191
F)	Wuhan Ti Zhong Feng Ji - other account receivable		2,000,000		291,792
G)	Duo Fu Xing - other account receivable		457,250		66,711
H)	Jin Nuo Ji Mai - other account receivable		52,184,340		7,613,484
		100,260,210	100,260,210	14,627,558	14,627,558
	Being the partial settlement for the acquisition of “Sukong assets” on Hubei Gongchuang - other account payable, through multi-parties offsetting balances of other accounts receivables.

3 A)	Wuhan Sungreen Equipment - account payable	30,000,000		4,376,878
B)	Xin Yu Steel - account receivable		10,000,000		1,458,959
C)	Mao Ming Heat Power Plant - account receivable		20,000,000		2,917,919
		30,000,000	30,000,000	4,376,878	4,376,878

Being the off settlement of account payable, through multi-parties offsetting balances of accounts receivables.  This was a multi-party settlement of debt in which Wuhan Sungreen owed these parties money, and these parties owed Wuhan Blower money.  Therefore, Wuhan Blower settled the debts owed by Wuhan Sungreen against receivables owed by these two companies.

Exhibit B

	Purchase Consideration	6.96225
	RMB	USD
Land use right	71,789,299	10,311,221
Buildings - Factory	33,157,600	4,762,483
Buildings - New Office Building	36,252,431	5,206,999
Equipment	13,211,300	1,897,562
Raw materials	5,589,227	802,790
Buildings - power supply and sewage system	7,000,000	1,005,422
Buildings - roadways, outer wall and landscaping	1,000,143	143,652
	168,000,000	24,130,130

Exhibit C

Wuhan General Group (China), Inc.
Reconciliation of Net Income to Cash Flow Sourced/(Used) in Operating Activities
For the three and nine months ended September 30, 2010 and 2009
(Stated in US Dollars)

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
		[restated]		[restated]
Net Income	$1,831,441	$3,006,851	$4,430,405	$4,140,239

Adjustments to Reconcile Net Income to
Net Cash Provided by Cash Activities:

Stock Penalties	-	-	-	1,153,439
Stock Option Compensation	15,103	-	31,678	-
Amortization	231,207	102,562	422,383	244,535
Depreciation	774,167	598,618	1,988,464	1,661,067
Decrease/(Increase) in Notes Receivable	(2,826,185)	12,416	(2,970,241)	(2,194)
Decrease/(Increase) in Accounts Receivable	3,909,934	(4,796,292)	3,681,819	(6,354,497)
Decrease/(Increase) in Other Receivable	(2,732,273)	(619,146)	(5,113,350)	439,409
Decrease/(Increase) in Inventory*	1,989,428	(890,465)	947,244	(12,689,113)
Decrease/(Increase) in Advances to Suppliers	(3,500,722)	(3,178,946)	(10,617,440)	4,388,517
Decrease/(Increase) in Advances to Employees	389,423	50,602	(212,552)	73,198
Decrease/(Increase) in Prepaid Expenses	(1,060,288)	(617,744)	(278,467)	(706,328)
Decrease/(Increase) in Prepaid Taxes	(84,977)	(132,347)	(95,045)	78,531
Decrease/(Increase) in Deferred Tax Asset	(10,757)	(4,969)	(36,948)	(493,300)
Increase/(Decrease) in Accounts Payable	332,369	(731,264)	5,762,282	330,816
Increase/(Decrease) in Taxes Payable	906,917	790,144	932,673	1,300,789
Increase/(Decrease) in Other Payable	(246,153)	(775,025)	1,093,205	1,127,905
Increase/(Decrease) in Accrued Liabilities	277,096	379,232	242,661	745,241
Increase/(Decrease) in Customer Deposits	2,245,172	1,226,308	5,148,663	773,963

Total of all adjustments	$609,461	$(8,586,316)	$927,029	$(7,928,022)

Net Cash Provided/(Used) by Operating Activities	$2,440,902	$(5,579,465)	$5,357,434	$(3,787,783)

*As previously disclosed in prior filings, the Company discovered an error in the classification of certain assets.  The assets were previously erroneously misclassified as Construction in Progress.  The assets were in fact inventory related to the Huangli Power Plant Project.  Such a misclassification impacted the Company’s balance sheet at December 31, 2008 and subsequent statements of cash flows that required the Company to use the December 31, 2008 balance sheet for calculation purposes.  Upon discovery of the error, the Company decided to show the error as a reconciling item on its statements of cash flows.  In light of guidance provided under SAB Topic 1M and 1N, the Company has adjusted its December 31, 2008 balance sheet by reclassifying those assets to the proper account of Inventory, rather than Construction in Progress. Accordingly, the presentation of the statements of flow flows has been restated in connection with this reclassification.  The Company has made such a change in order to give greater prominence to the previously identified error and to improve comparability between periods.  As a result of the change, the Company’s currents assets and related current ratio have increased.  The correction of error had no impact on previously reported earnings in the years ended December 31, 2009 and 2008.